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SEC FILE NUMBER
8-70762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/21/2022 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PCR Finance Group, LLC dba Partners Finance

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1360 Post Oak Blvd, Suite 1900
(No. and Street)

Houston	TX	77056
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brett Chiles	713-985-4413	brett.chils@precfinance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company, LLC
(Name – if individual, state last, first, and middle name)

P.O. Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

11/20/2014	6072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brett Chiles, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PCR Finance Group, LLC dba Partners Finance, as of February 23, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHELLE MAYNARD
My Notary ID # 133143677
Expires June 8, 2025

Notary Public

Signature: Brett Chiles

Title: Managing Director

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PCR Finance Group, LLC dba Partners Finance

Financial Statements and Supplemental Schedules

With Report of Independent Registered Public Accounting Firm

As of December 31, 2023 and for the period from October 21, 2022 through December 31, 2023

PCR Finance Group, LLC, dba Partners Finance
Index to Financial Statements and Supplemental Schedules
December 31, 2023

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and
Member of PCR Finance Group, LLC dba Partners Finance

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PCR Finance Group, LLC dba Partners Finance (the "Company" or "Partners Finance") as of December 31, 2023 the related statements of operations, changes in member's equity, and cash flows for the period from October 21, 2022 to December 31, 2023, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Partners Finance as of December 31, 2023, and the results of its operations and its cash flows for the period from October 21, 2022 to December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Partners Finance's management. Our responsibility is to express an opinion on Partners Finance's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Partners Finance in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Partners Finance's financial statements. The supplemental information is the responsibility of Partners Finance's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Partners Finance auditor since 2023.

Austin, Texas
February 23, 2024

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

PCR Finance Group, LLC, dba Partners Finance
Statement of Financial Condition
December 31, 2023

Assets		
Current Assets		
Cash and cash equivalents	$	32,606
Related party accounts receivable		332,875
Prepaid expenses		6,081
Other assets		867
Total assets	**$**	**372,429**

Liabilities and member's equity		
Current liabilities		
Accounts payable	$	159,179
Payable to affiliate	$	15,083
Accrued expenses		3,718
Total liabilities		177,980
Member's equity		194,449
Total liabilities and member's equity	**$**	**372,429**

The accompanying notes are an integral part of these financial statements.

PCR Finance Group, LLC, dba Partners Finance
Statement of Operations
For the period from October 21, 2022 through December 31, 2023

Revenues:	
Related party private placement offerings	$ 1,131,125
Interest income	547
Total revenues	$ 1,131,672
Operating expenses:	
Compensation expenses	$ 838,634
Marketing and promotional expenses	204,880
Professional fees	105,683
Insurance expense	24,794
Regulatory fees	9,477
Technology and communication	43,372
Travel and entertainment	31,132
Related party expenses	125,881
Other business expenses	11,849
Total operating expenses	$ 1,395,702
Net loss before income taxes	$ (264,030)
Income tax expense	$ 300
Net loss	$ (264,330)

The accompanying notes are an integral part of these financial statements.

PCR Finance Group, LLC, dba Partners Finance
Statement of Changes in Member's Equity
For the period from October 21, 2022 through December 31, 2023

		Member's Equity
Balance @ October 21, 2022	$	382,779
Contributions of capital		76,000
Distributions of capital		-
Net loss		(264,330)
Balance - December 31, 2023	$	194,449

The accompanying notes are an integral part of these financial statements.

PCR Finance Group, LLC, dba Partners Finance
Statement of Cash Flows
For the period from October 21, 2022 through December 31, 2023

Cash flows from operating activities:	
Net loss	**$ (264,330)**
Changes in operating assets and liabilities:	
Accounts receivable	(326,875)
Prepaid expenses	(3,348)
Accounts payable	160,148
Accrued expenses	2,750
Payable to affiliate	9,082
Net cash used in operating activities	**(422,573)**
Cash flows from financing activities:	
Contributions from Member	76,000
Distributions to Member	-
Net cash used in financing activities	**76,000**
Net decrease in cash	(346,573)
Cash and cash equivalents at October 21, 2022	379,179
Cash and cash equivalents at December 31, 2023	$ 32,606
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for taxes	$ 300

The accompanying notes are an integral part of these financial statements.

PCR Finance Group, LLC, dba Partners Finance
Notes to the Financial Statements
For the period from October 21, 2022 through December 31, 2023

Note 1 – Nature of Business

PCR Finance Group, LLC, dba Partners Finance, (the "Company"), a Texas Limited Liability Corporation, is a broker-dealer in securities, approved to commence operations on October 21, 2022, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not claim an exemption from Rule 15c3-3, in reliance on footnote #74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in question 8 on the related FAQ released by SEC staff. The Company does not hold customer funds or securities. The Company focuses primarily on two types of business: 1) private placements of securities; and 2) placement agent to assist private companies established by an affiliate to raise capital for real estate development projects, and to raise capital for private real estate investment funds managed by an affiliate.

The company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to generate revenue and or obtain capital contribution to meet current and future obligations. The members of the company have evaluated these conditions and are committed to provide funding as needed to satisfy its capital needs.

Note 2 – Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid financial instruments, with original maturities of three months or less when purchased, to be cash.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue from contracts with customers consists entirely of private placement offerings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

The Company earns revenue on the sale of interests in private placement offerings in the period in which customer subscriptions to such offerings are funded. Each time an investor enters into a transaction, the Company charges a placement fee. Placement fees are recorded on the date the investor's investment is accepted by the issuer. The Company believes that the performance obligation is satisfied on the acceptance date because that is when the underlying financial instrument and the risks/rewards of ownership have been transferred to the investor. There were no unsatisfied performance obligations at December 31, 2023.

Accounts Receivable - Accounts receivable consists of services performed through the balance sheet date which are generally billed and collected within 60 days. Accounts receivable are recorded at amounts billed to clients less an allowance for doubtful accounts. The Company assesses its receivable balance based on historical loss patterns, aging of the receivables, and assessments of specific identifiable accounts considered at risk or uncollectible. Receivable balances are written off when collection is deemed unlikely. The Company's allowance for doubtful accounts was $0 as of December 31, 2023.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, and accounts payable and accrued expenses. From time to time, the Company has cash and cash equivalents in excess of amounts insured by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Fair Value Measurements

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes

The financial statements do not include a provision for income taxes. As a limited liability company, the Company is not a taxable entity under the provisions of the Internal Revenue Code and, accordingly, the accompanying financial statements do not reflect a provision for the Company for federal income taxes. The tax effect of the Company's transactions related to this entity is the responsibility of its sole member. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the period ended December 31, 2023, the Company recorded $300 in Texas margin tax expense.

Accounting standards that have been issued or proposed by Financial Accounting Standard Board ("FASB") or other standard setting bodies are not expected to have material impact on the Company's financial position, results of operations or cash flows.

Note 3 – Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure to risks to an acceptable level. Further, The Company maintains membership and pays fees to the Securities Investor Protection Corporation (SIPC).

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At December 31, 2023, the Company had net capital deficiency of $21,024, required minimum net capital of $11,865, resulting in an excess net capital deficiency of $32,889. The Company promptly notified FINRA on discovery of the deficiency. The deficiency was remedied on January 12 when accounts receivable of $332,875 was received and deposited to the Company bank account. Further on January 25, 2024, the Company deposited a capital contribution of $30,000. Going forward, the Company will evaluate capital needs on a regular basis and make capital contributions as necessary to avoid future deficiencies.

Note 5 - Concentration

During the period ended December 31, 2023, the Company had four customers, each with revenue representing at least 10% of the Company's total revenue as listed below.

Customer A	45%
Customer B	25%
Customer C	20%
Customer D	10%

Note 6 – Related Party Transactions

The Company has agreements with funds and development projects set up by a related party owned by the majority shareholders and management of the Company. The funds and development projects are organized as investment vehicles created for investments and development of privately held real estate assets. The Company acts as a placement agent for these funds and projects. As part of the placement agreement the Company earns placement fees for equity raised for the funds and projects. During 2023, the Company recognized $1,131,125 in placement fee revenue from such related parties.

Additionally, the Company has an expense sharing agreement with it's parent company PCR Real Estate Holding Company, LLC ("PREC") whereby it is allocated a portion of fees rent, administrative expenses, accounting software and salaries. For the period October 21, 2022 through December 31, 2023, the Company paid $125,881 to PREC for these expenses. As of December 31, 2023, the Company had a balance payable to PREC of $15,083.

Note 7 – Subsequent Events

The Company has evaluated subsequent events through February 23, 2024, the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued. No significant events were noted subsequent to year end.

SUPPLEMENTAL INFORMATION

PCR Finance Group, LLC, dba Partners Finance
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2023
SCHEDULE I

Total member's equity for net capital	$ 194,449
Deductions and/or charges:	
Non-allowable receivables	(208,525)
Prepaid expenses	(6,081)
Other assets	(867)
Total deductions and/or charges	(215,473)
Net capital before haircuts on securities	(21,024)
Haircuts on securities	-
Net Capital	$ (21,024)
Aggregate indebtedness:	
Accounts payable and accrued expenses	177,980
Total aggregate indebtedness	$ 177,980
Computation of basic net capital requirement:	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 11,865
Net capital in excess of minimum requirement	$ (32,889)
Ratio of aggregate indebtedness to net capital	-81.5 to 1

Reconciliation of audited net capital with net capital reported in the Company's Form X-17A-5 (FOCUS Report, Part II) as of December 31, 2033:

Net capital as reported on unaudited FOCUS Report	$ 2,482
Increase in deal/revenue associated costs	(24,350)
Decrease in liabilities	844
Net capital per audited report	$ (21,024)

PCR Finance Group, LLC, dba Partners Finance
Schedule II & Schedule III
December 31, 2023

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption from Rule 15c3-3, in reliance on footnote #74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in question 8 on the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Schedule III
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption from Rule 15c3-3, in reliance on footnote #74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in question 8 on the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and
Member of PCR Finance Group, LLC dba Partners Finance

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) PCR Finance Group, LLC dba Partners Finance (the "Company" or "Partners Finance") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively (1) private placement of securities, and (2) placement agent to assist private companies established by an affiliate to raise capital for real estate development projects, and to raise capital for private real estate investment funds managed by an affiliate. Further, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Partners Finance's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Partners Finance's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 23, 2024

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

Partners Finance Exemption Report

Partners Finance (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to two types of business: (1) private placement of securities, and (2) placement agent to assist private companies established by an affiliate to raise capital for real estate development projects, and to raise capital for private real estate investment funds managed by an affiliate. Further, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Brett Chiles, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: **Brett Chiles, Managing Director** 2/23/24 **(Date)**

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and
Member of PCR Finance Group, LLC dba Partners Finance

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of PCR Finance Group, LLC dba Partners Finance (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences.
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 23, 2024